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                              August 1, 2022

       J. Douglas Ramsey, Ph.D.
       Chief Executive Officer
       Breeze Holdings Acquisition Corp.
       955 W. John Carpenter Freeway
       Suite 100-929
       Irving, TX 75039

                                                        Re: Breeze Holdings
Acquisition Corp.
                                                            Form Pre 14A
                                                            Filed July 22, 2022
                                                            File No. 001-39718

       Dear Mr. Ramsey, Ph.D.:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form Pre 14A

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination
may be limited. Further, disclose that the time necessary for government review of
the transaction or a decision to prohibit the transaction could prevent you from
completing an initial business combination and require you to liquidate.
                                                        Disclose the
consequences of liquidation to investors, such as the losses of the investment
 J. Douglas Ramsey, Ph.D.
Breeze Holdings Acquisition Corp.
August 1, 2022
Page 2
      opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,
FirstName LastNameJ. Douglas Ramsey, Ph.D.
                                                          Division of
Corporation Finance
Comapany NameBreeze Holdings Acquisition Corp.
                                                          Office of Real Estate
& Construction
August 1, 2022 Page 2
cc:       Ralph V. De Martino, Esq.
FirstName LastName